Filed Pursuant to Rule 433
Registration No. 333-133007
January 5, 2009

$[●]

Digital Equity Buffer Notes

Linked to the S&P 500® Index

FREE WRITING PROSPECTUS
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
Product Supplement dated November 6, 2008
and Prospectus Addendum dated December 12, 2007)

The terms and conditions relating to the offering set forth in this free writing prospectus shall supersede the terms and conditions set forth in another free writing prospectus dated December 31, 2008 relating to the same offering previously filed with the Securities and Exchange Commission.

Terms used in this free writing prospectus are described or defined in the product supplement, prospectus supplement and the prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and the prospectus. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to the notes. The notes are 20% principal protected, and you may lose up to 80% of your initial investment in the notes.

This free writing prospectus relates to an offering of notes. The purchaser of a note will acquire a security linked to the reference asset described below. Although the offering relates to the reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the related notes. The following key terms relate to the offering of notes:

- Reference Asset: S&P 500® Index (ticker: SPX)
- Principal Amount: $1,000 per note.
- Trade Date: [January 27, 2009].
- Pricing Date: [January 27, 2009].
- Original Issue Date: [January 30, 2009].
- Final Valuation Date: [July 23, 2010], subject to adjustment as described herein.
- Maturity Date: 3 business days after the final valuation date and is expected to be [July 28, 2010]. The maturity date is subject to adjustment as described herein.
- Payment at Maturity: For each note, the cash settlement value.
- Cash Settlement Value: You will receive a cash payment on the maturity date that is based on the final return (as described below):
  - If the final return is greater than 0.00%, you will receive an amount equal to the principal amount plus the product of (a) the principal amount multiplied by (b) the contingent coupon;
  - If the final return is between 0.00% and -20.00%, inclusive, you will receive the principal amount; and
  - If the final return is less than -20.00%, you will lose 1.00% of the original principal amount for each percentage point that the final return is below -20.00%. For example, if the final return is -30.00%, you will suffer a 10.00% loss and receive 90.00% of the original principal amount.
- Contingent Coupon: [12.00% to 18.00%]. The contingent coupon will be determined on the trade date.
- Initial Level: [●], which represents the official closing level of the reference asset on the pricing date, as determined by the calculation agent.
- Final Level: The official closing level of the reference asset on the final valuation date, as determined by the calculation agent.
- Final Return: The quotient, expressed as a percentage, of (i) the final level minus the initial level divided by (ii) the initial level. Expressed as a formula:

$$\left(\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}\right)$$

- Official Closing Level: The official closing level of the reference asset on any scheduled trading day (as defined herein) as determined by the calculation agent based upon determinations with respect thereto made by the reference sponsor and displayed on Bloomberg Professional® service page "SPX <INDEX>".
- Form of notes: Book-Entry.
- CUSIP and ISIN: 4042K0UG8 and [●].
- Listing: The notes will not be listed on any U.S. securities exchange or quotation system.
- Agent's Discount/ Total: [●]
- Proceeds to Issuer/ Total: [●]

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-4 of this document, page PS-4 of the product supplement, and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.** We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

HSBC

HSBC SECURITIES (USA) INC.
January 5, 2008

SUMMARY

General Terms

This free writing prospectus relates to an offering of notes linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to the reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of notes relates to the reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum of December 12, 2007, and the product supplement dated November 6, 2008. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-4 of this free writing prospectus, page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to the notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, product supplement and a prospectus addendum) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, product supplement and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420408061482/v130941_424b2.htm

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

- the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

- the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date and for each note, we will pay you the cash settlement value, which is an amount in cash based on the final return, as described below:

- If the final return is greater than 0.00%, you will receive an amount equal to the principal amount plus the product of (a) the principal amount multiplied by (b) the contingent coupon;

- If the final return is between 0.00% and -20.00%, inclusive, you will receive the principal amount; and

- If the final return is less than -20.00%, you will lose 1.00% of the original principal amount for each percentage point that the final return is below -20.00%. For example, if the final return is -30.00%, you will suffer a 10.00% loss and receive 90.00% of the original principal amount.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Reference Sponsor

Standard & Poor's, a division of The McGraw-Hill Companies, Inc., is the reference sponsor.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You believe the level of the reference asset will increase over the term of the notes but do not believe such increase is likely to exceed the contingent coupon.

- You are willing to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -20.00%.

- You are willing to invest in the notes given that your return on the notes is limited to the contingent coupon.

- You are willing to forego dividends paid on the stocks included in the reference asset.

- You do not seek current income from this investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the notes to maturity.

- You seek an investment whose return is linked to the S&P 500® Index.

The notes may not be suitable for you if:

- You believe the level of the reference asset will decrease over the term of the notes or you believe that the reference asset will increase over the term of the notes and such increase is likely to exceed the contingent coupon.

- You are unwilling to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -20.00%.

- You seek an investment that is exposed to the full potential appreciation of the reference asset.

- You prefer to receive the dividends paid on any stocks included in the reference asset.

- You seek current income from this investment.

- You are unable or unwilling to hold the notes to maturity.

- You seek an investment for which there will be an active secondary market.

- You seek an investment that is 100% principal protected.

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You do not seek an investment whose return is linked to the S&P 500® Index.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the reference asset or the securities comprising the reference asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement, prospectus addendum, product supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances"; and

- "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Fully Principal Protected and You May Lose Up to 80% of Your Initial Investment.

 The notes are not fully principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the final return of the reference asset is below -20.00%. In that event, you will lose 1.00% of the principal amount for each percentage point that the final return is below -20.00%. Accordingly, you may lose up to 80.00% of your initial investment in the notes.

You will Not Participate in any Appreciation in the Level of the Reference Asset.

At maturity, if the final return is greater than 0.00%, for each $1,000 principal amount of notes you will receive the sum of the $1,000 principal amount plus the product of (a) the $1,000 principal amount multiplied by (b) the contingent coupon. ***Under no circumstances, regardless of the extent to which the level of the reference asset appreciates, will your return exceed the contingent coupon.*** In some cases, you may earn significantly less by investing in the notes than you would have earned by investing in an instrument directly linked to the performance of the reference asset.

The Notes will not be Listed on any Securities Exchange or Quotation System.

We intend to offer to purchase the notes in the secondary market but are not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we are willing to buy the notes.

The Notes will not Bear Interest.

As a holder of the notes, you will not receive interest payments.

Changes that Affect the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The policies of the publisher, sponsor or compiling authority for the reference asset (the "reference sponsor") concerning additions, deletions and substitutions of the constituents included in the reference asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the reference asset may affect the value of the reference asset. The policies of the reference sponsor with respect to the calculation of the reference asset could also affect the level of the reference asset. The reference sponsor may discontinue or suspend calculation or dissemination of the reference asset. Any such actions could affect the value of the notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

Uncertain Tax Treatment.

You should carefully consider, among other things, the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the notes in accordance with this approach. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

However, because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. Indeed, the risk that the notes would be recharacterized for U.S. federal income tax purposes as instruments giving rise to current ordinary income (even before the receipt of any cash) and short-term capital gain (even if held for a period longer than one year), is higher than with other non-principal-protected equity-linked notes. See "Certain U.S. Federal Income Tax Considerations" herein. Alternatively, the securities could be treated as debt instruments that are "contingent payment debt instruments" for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Contingent Payment Debt Instruments" in the prospectus supplement.

Certain of the entities included in the reference asset could be treated as "real estate investment trusts" ("REITs"), partnerships, trusts, or "passive foreign investment companies" ("PFICs") for U.S. federal income tax purposes, or otherwise as "pass-thru entities" for purposes of section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), in which case it is possible that the note will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge.

Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations."


ILLUSTRATIVE EXAMPLES


The following examples are provided for illustrative purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the level of the reference asset relative to its initial level. We cannot predict the final level of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial level of the reference asset used in the illustrations below is not the actual initial level of the reference asset. You should not take these examples as an indication or assurance of the expected performance of the reference asset.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume that the notes are held to maturity, that the contingent coupon is equal to 15.00%, and that if the final return is below -20.00%, investors will lose 1.00% of the original principal amount of their notes for each percentage point that the final return is below -20.00%.

Example 1: The level of the reference asset increases moderately over the term of the notes.

Reference Asset	
Initial Level	900.00
Final Level	972.00
Final Return	8.00%
Contingent Coupon	15.00%
Cash Settlement Value:	$1,150.00

Here, the final return is 8.00%

Because the final return is greater than 0.00%, the cash settlement value equals the principal amount plus the product of (a) the principal amount multiplied by (b) the contingent coupon. Accordingly, at maturity, the cash settlement value in this example would equal $1,150.00.

Example 1 shows that you are assured the contingent coupon when the final level of the reference asset exceeds the initial level on the final valuation date.

Example 2: The level of the reference asset increases significantly over the term of the notes.

Reference Asset	
Initial Level	900.00
Final Level	1,350.00
Final Return	50.00%
Contingent Coupon	15.00%
Cash Settlement Value:	$1,150.00

Here, the final return is 50.00%

Because the final return is greater than 0.00%, the cash settlement value equals the principal amount plus the product of (a) the principal amount multiplied by (b) the contingent coupon. Accordingly, at maturity, the cash settlement value in this example would equal $1,150.00.

Example 2 shows that you are assured the contingent coupon when the final level of the reference asset exceeds the initial level on the final valuation date. In addition, under no circumstances, regardless of the extent to which the level of the reference asset appreciates, will your return exceed the contingent coupon.

Example 3: The level of the reference asset declines moderately over the term of the notes.

Reference Assset	
Initial Level	900.00
Final Level	810.00
Final Return:	-10.00%
Cash Settlement Value:	$1,000

Here, the final return is -10.00%.

Because the final return is between 0.00% and -20.00%, inclusive, you will receive a cash settlement value equal to the original principal amount of the notes. Accordingly, the cash settlement value in this example would equal $1,000.

Example 3 shows that you are assured the return of your principal investment where the level of the reference asset declines by no more than 20.00% over the term of the notes. Nonetheless, the receipt of only the original principal amount at maturity may be less than the rate that you would have received from a conventional debt security.

Example 4: The level of the reference asset declines significantly over the term of the notes.

Reference Asset	
Initial Level	900.00
Final Level	630.00
Final Return:	-30.00%
Cash Settlement Value:	$900.00

Here, the final return is –30.00%.

Because the final return is negative and is less than -20.00%, you would lose 1.00% of the original principal amount of your notes for each percentage point that the final return is below -20.00%. Accordingly, at maturity, the cash settlement value would be equal to $900.00, and you would suffer a loss of 10.00% of your principal amount.

Example 4 shows that you may lose up to 80.00% of the original principal amount of your notes if the final return falls below -20.00%.

Sensitivity Analysis – Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the final return) on a $10,000 note for a hypothetical range of performance for the final return from -100% to +100%. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. The table assumes a contingent coupon of 15.00%. The table also assumes that if the final return is less than -20.00%, you will lose 1.00% of the original principal amount of your notes for each percentage point that the final return is below -20.00%.

Assumptions:

- Principal Amount: $10,000

- Contingent Coupon 15.00%

- Partial Principal Protection: The initial 20.00% of any negative final return

- Reference Asset Performance: 100% to -100%

Performance of the Reference Asset	Performance of the Notes	
Final Return	Return on the Notes (%)	Payment at Maturity
100.00%	15.00%	$11,500
90.00%	15.00%	$11,500
80.00%	15.00%	$11,500
70.00%	15.00%	$11,500
60.00%	15.00%	$11,500
50.00%	15.00%	$11,500
40.00%	15.00%	$11,500
30.00%	15.00%	$11,500
20.00%	15.00%	$11,500
10.00%	15.00%	$11,500
5.00%	15.00%	$11,500
0.00%	0.00%	$10,000
-5.00%	0.00%	$10,000
-10.00%	0.00%	$10,000
-20.00%	0.00%	$10,000
-30.00%	-10.00%	$9,000
-40.00%	-20.00%	$8,000
-50.00%	-30.00%	$7,000
-60.00%	-40.00%	$6,000
-70.00%	-50.00%	$5,000
-80.00%	-60.00%	$4,000
-90.00%	-70.00%	$3,000
-100.00%	-80.00%	$2,000

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

DESCRIPTION OF THE REFERENCE ASSET

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in any of the securities comprising the reference asset. All disclosures contained in this free writing prospectus regarding the reference asset, including its make-up, performance, method of calculation and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference asset or any constituent included in the reference asset contained in this free writing prospectus. You should make your own investigation into the reference asset as well as stocks included in the reference asset. The reference sponsor has no obligation to continue to publish, and may discontinue publication of, the reference index. The reference sponsor may discontinue or suspend the publication of the applicable index at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the reference sponsor is accurate or complete. For more information, we urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The S&P 500® Index

We have derived all information relating to the reference asset, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the reference asset at any time.

S&P publishes the reference asset.

The reference asset is capitalization weighted and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the reference asset, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of December 30, 2008, 414 companies, or 82.80% of the constituents in the index, traded on the New York Stock Exchange (the "NYSE") and 86 companies, or 17.20% of the constituents in the index, traded on The NASDAQ Global Select Market or the NASDAQ Global Market (collectively, the "NASDAQ"). S&P chooses companies for inclusion in the reference asset with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the reference asset with the number of companies included in each group, as of December 30, 2008, indicated in parenthesis: Industrials (58), Utilities (33), Telecommunication Services (9), Materials (28), Information Technology (74), Energy (39), Consumer Staples (41), Consumer Discretionary (80), Health Care (54) and Financials (84). Changes in the reference asset are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol "SPX" and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The reference asset does not reflect the payment of dividends on the stocks included in the reference asset.

Computation of the reference asset

S&P currently computes the reference asset as of a particular time as follows:

(i) the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the "market value" of that stock);

(ii) the market values of all component stocks as of that time are aggregated;

(iii) the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

(v) the current aggregate market value of all component stocks is divided by the base value; and

(vi) the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the reference asset, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the reference asset.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

- the issuance of stock dividends,

- the granting to shareholders of rights to purchase additional shares of stock,

- the purchase of shares by employees pursuant to employee benefit plans,

- consolidations and acquisitions,

- the granting to shareholders of rights to purchase other securities of the company,

- the substitution by S&P of particular component stocks in the reference asset, and

- other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

$$\text{Old Base Value} \ \ X \ \ \frac{\text{New Market Value}}{\text{Old Market Value}} = \text{New Base Value}$$

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the reference asset.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the reference asset and a reference asset component's market value.

License Agreement with Standard & Poor's ("S&P"):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P's in connection with some products, including the securities.

The notes are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in financial products generally or in the notes particularly or the ability of the S&P 500® Index to track general stock market performance. S&P's only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to HSBC or the notes. S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notoes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the reference asset for each quarter in the period from January 1, 2005 through September 30, 2008 and for the period from October 1, 2008 through December 30, 2008. The closing level of the reference asset on December 30, 2008 was 890.64. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. **Historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given that the level of the reference asset will increase relative to the initial level during the term of the notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	1,229.11	1,163.69	1,180.59
June 30, 2005	1,219.59	1,136.15	1,191.33
September 30, 2005	1,245.86	1,183.55	1,228.81
December 30, 2005	1,275.80	1,168.20	1,248.29
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
September 30, 2006	1,340.28	1,224.54	1,335.85
December 31, 2006	1,431.81	1,327.10	1,418.30
March 30, 2007	1,461.57	1,363.98	1,420.86
June 29, 2007	1,540.56	1,416.37	1,503.35
September 30, 2007	1,555.90	1,370.60	1,526.75
December 31, 2007	1,576.09	1,406.10	1,468.36
March 31, 2008	1,471.77	1,256.98	1,322.70
June 30, 2008	1,440.24	1,272.00	1,280.00
September 30, 2008	1,313.15	1,106.42	1,166.36
October 1, 2008 through December 30, 2008	1,167.03	741.02	890.64

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the notes in accordance with this approach. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that the U.S. holder has held the note for more than one year at such time for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

If one or more of the entities included in the reference asset are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, it is possible that the note will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. Under one approach, each note would be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option (i.e., require you to pay us at the maturity date the difference between the Deposit and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the principal amount you invested (the "Deposit") to secure your potential obligation under the Put Option, and the Deposit would be treated as issued with original issue discount for U.S. federal income tax purposes, as described in the prospectus supplement under the heading "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit." Indeed, the risk that this characterization and treatment would prevail over the treatment of the notes as a pre-paid cash-settled executory contract (as described above) is greater than with other non-principal protected equity-linked notes. Alternatively, the notes could be treated as debt instruments that are "contingent payment debt instruments" for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of certain securities (such as the notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital , and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the note prior to the receipt of payments under the note or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a note as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the note could be subject to U.S. withholding tax in respect of a note. It is unclear whether any regulations or other guidance would apply to the notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult "Certain ERISA Considerations" section in the Prospectus Supplement.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement, prospectus addendum, product supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement, prospectus addendum, product supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

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HSBC USA Inc.

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Digital Equity Buffer Notes

Linked to the S&P 500® Index

January 5, 2009

FREE WRITING PROSPECTUS